Dated September 4, 2019
Registration Statement No. 333-223199-01
Relating to
Preliminary Prospectus Supplement Dated September 4, 2019 and
Prospectus dated February 23, 2018

$1,000,000,000 2.000% NOTES DUE 2024

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A2 (stable) / A (stable) (Moody’s/S&P)
Size:	$1,000,000,000
Maturity Date:	September 13, 2024
Coupon (Interest Rate): Interest Payment Dates:	2.000% per annum March 13 and September 13, commencing March 13, 2020
Benchmark Treasury:	1.250% due August 31, 2024
Benchmark Treasury Price and Yield:	99-21; 1.321%
Spread to Benchmark Treasury:	+70 basis points
Yield to Maturity:	2.021%
Initial Price to Public:	99.901% plus accrued interest from September 13, 2019 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to June 13, 2024 based on U.S. Treasury +12.5 basis points or at par on or after June 13, 2024
Settlement Date:	T+7; September 13, 2019
CUSIP / ISIN:	828807 DG9 / US828807DG99
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

Barclays Capital Inc.

BBVA Securities Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:	ING Financial Markets LLC MUFG Securities Americas Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc.

Use of Proceeds:

The Issuer intends to use the net proceeds of the offering to:

•              fund the early redemption in the fourth quarter, together with the applicable make-whole premium, of:

•                  50% of its 2.375% notes due October 2, 2020 with an aggregate principal amount of €750 million (approximate USD equivalent of $852.8 million, as of June 30, 2019),

•                  100% of its 4.375% notes due March 1, 2021 with an aggregate principal amount of $900 million,

•                  100% of its 4.125% notes due December 1, 2021 with an aggregate principal amount of $700 million, and

•                  100% of its 3.375% notes due March 15, 2022 with an aggregate principal amount of $600 million;

•              repay a portion of the indebtedness outstanding under its global unsecured commercial paper note program; and

•              use any remaining net proceeds for general business purposes.

In connection with the optional redemptions referenced above, a one-time charge of approximately $118 million, or approximately $0.33 per share, to Net Income and Funds From Operations is expected to be recorded in the fourth quarter of 2019.

The Issuer has concurrently priced (x) $1,250,000,000 aggregate principal amount of 2.450% senior unsecured notes due 2029 and (y) $1,250,000,000 aggregate principal amount of 3.250% senior unsecured notes due 2049.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.